Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF DESIGNATION OF 12% REDEEMABLE PREFERRED STOCK

OF

MCDERMOTT INTERNATIONAL, INC.

MCDERMOTT INTERNATIONAL, INC., a corporation incorporated and existing under the laws of the Republic of Panama (the “Corporation”), in accordance with the provisions of Section III, Article 20 of Law 32 of February 26, 1927 on Corporations of the Republic of Panama, does hereby certify:

That pursuant to the authority contained in Article Three of the Amended and Restated Articles of Incorporation, as amended, of the Corporation, the Board of Directors of the Corporation duly approved and adopted on October 20, 2019 the following resolutions amending the Certificate of Designation of the 12% Redeemable Preferred Stock as originally filed on October 30, 2018, in accordance with the provisions of the Corporation Law of Panama, Law 32 of February 26, 1927, which resolutions remain in full force and effect on the date hereof:

RESOLVED, that, capitalized terms not defined herein are defined in the COD (as defined below).

FURTHER RESOLVED, that, pursuant to the authority vested in the Board of Directors of McDermott International, Inc., a Panamanian corporation (the “Corporation”), in accordance with the provisions of the Amended and Restated Articles of Incorporation, as amended (the “Articles”), of the Corporation, the defined terms “Current Credit Facility,” “Dividend Rate” and “PIK Dividend Rate” in Section 2 of the Certificate of Designation dated October 30, 2018 (the “COD”) are hereby amended and restated in their entirety and the term “Superpriority Credit Facility” is hereby added to read as follows:

“Current Credit Agreement” shall mean (i) that certain Credit Agreement, dated as of May 10, 2018, among the Corporation, as Borrower, Barclays Bank PLC, as Administrative Agent for the term facility, Credit Agricole Corporate and Investment Bank, as Administrative Agent for the other facilities, and the other lender parties thereto, as heretofore amended and as the same may be amended, supplemented, modified, extended or replaced from time to time hereafter (unless otherwise specified herein) and (ii) that certain Letter of Credit Agreement, dated as of October 30, 2018, among McDermott Technology (Americas), Inc., a Delaware corporation, McDermott Technology (US), Inc., a Delaware corporation and McDermott Technology, B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, McDermott International, Inc., a Panamanian corporation, the participants party thereto, the issuers party thereto, Barclays Bank PLC, as administrative agent for the LC Facility (as defined therein) (as amended, amended and restated, supplemented, or otherwise modified from time to time) (unless otherwise specified herein).

“Dividend Rate” shall mean the rate per Dividend Period of 3.50% (14.0% per annum) per share of Redeemable Preferred Stock.

“PIK Dividend Rate” shall mean the rate per Dividend Period of 3.75% (15.0% per annum) per share of Redeemable Preferred Stock.

“Superpriority Credit Agreement” means that certain agreement by and among McDermott Technology (Americas), Inc., a Delaware corporation, McDermott Technology (US), Inc., a Delaware corporation and McDermott Technology, B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, the Corporation, the lenders party thereto, the Issuers (as defined therein), Credit Agricole Corporate and Investment Bank, as administrative agent for the Revolving Facility (as defined therein) and Barclays Bank PLC as administrative agent for the Term Facility (as defined therein)

FURTHER RESOLVED, that, Section 4(b)(vi) of the Certificate of Designations is hereby amended and restated in its entirety to read as follows:

(vi) the incurrence, creation, assumption or guarantee of any Indebtedness (as defined in the Current Credit Agreement, as amended by the amendments thereto entered into on October 21, 2019 (as so amended, the “Amended Current Credit Agreement”) that would cause the Leverage Ratio as of the date on which such Indebtedness is incurred, created, assumed or guaranteed to exceed (1) on or after October 1, 2019 but prior to January 1, 2020, 4.44 to 1.00, (2) on or after January 1, 2020 but prior to January 1, 2021, 4.17 to 1.00, (3) on or after January 1, 2021 but prior to January 1, 2022, 3.89 to 1.00, (4) on or after January 1, 2022, 3.61 to 1.00, in each case after giving pro forma effect to such incurrence, creation, assumption or guarantee and the application of the proceeds thereof; provided that, notwithstanding the foregoing, any incurrence, creation, assumption or guarantee of any Indebtedness constituting (A) any Revolving Borrowing (as defined in the Amended Current Credit Agreement) up to the Revolving Commitment under the Amended Current Credit Agreement as of the Effective Date, (B) any LC Facility Outstandings (as defined in the Amended Current Credit Agreement) up to the LC Facility Commitment (as defined in the Amended Current Credit Agreement) under the Amended Current Credit Agreement as of the Effective Date (C) any Letter of Credit Obligations (as defined in the LC Facility) up to the Commitment under the Amended Current Credit Agreement as of the Effective Date and (D) (1) any Revolving Outstandings (as defined in the Superpriority Credit Agreement) up to an aggregate principal amount equal to the Letter of Credit Issuer Commitment (as defined in the Superpriority Credit Agreement) available to the Company on the effective date of the Superpriority Credit Agreement plus the aggregate amount of Letter of Credit Issuer Obligations (as defined in the Superpriority Credit Agreement) available to the Company on the effective date of the Superpriority Credit Agreement and (2) the issuance and incurrence of the Tranche A Term Loans (as defined in the Superiority Credit Agreement) up to the Tranche A Term Commitment (as defined in the Superpriority Credit Agreement) available to the Company on the effective date of the Superpriority Credit Agreement (the items in the foregoing clauses (A) through (D), “Excluded Debt”) shall not be subject to the requirements of this Section 4(b)(vi), provided further, for the avoidance of doubt, that, any future calculation of the Leverage Ratio pursuant to this Section 4(b)(vi), other than with respect to the issuance and incurrence of Excluded Debt, shall include the amount of Excluded Debt outstanding at such time;

FURTHER RESOLVED, that, notwithstanding anything to the contrary in the Articles or the COD, the aggregate Accreted Value of all outstanding shares of Redeemable Preferred Stock as of October 21, 2019 (the “Effective Date”) shall be increased as of the Effective Date by an aggregate amount equal to 3.00% of such Accreted Value as of September 30, 2019 and allocated proportionately to the Accreted Value of each such share of Redeemable Preferred Stock as of the Effective Date and, for the avoidance of doubt, shall thereafter increase in accordance with the COD as amended by this amendment.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Designation to be executed in its corporate name this 24th day of October 2019.

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ Kevin Hargrove
Name:	Kevin Hargrove
Title:	Vice President, Treasurer

Concuerda con su original esta copia que expido, sello y firmo, en la ciudad de Panamá, República de Panamá, a los veinticuatro (24) días del mes de octubre de dos mil diecinueve (2019).